UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

01/19/2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 556,564
	8.	SHARED VOTING POWER 464,962
	9.	SOLE DISPOSITIVE POWER 556,564
	10.	SHARED DISPOSITIVE POWER 464,962

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.35%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 3 Pages

Schedule 13D

This Amendment No. 17 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2011, as previously amended (the “Schedule 13D”) by Thomas J. Herzfeld.

This amendment is filed on behalf of Thomas J. Herzfeld, et al. (the “Reporting Person”) with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients (“Advisory Clients”) of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power (“Accounts”).

Items 4 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of shares of common stock to which this Schedule 13D relates is 1,021,526 shares representing 15.35% of the 6,654,961 shares outstanding as reported by the issuer as of January 31, 2023.

(b)	With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 556,564 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 464,962 shares of common stock.

(c)	On December 1, 2022 through the open market, the Advisory clients sold 80 shares at $4.05. On December 13, 2022 through the open market, the Advisory clients sold 2,380 shares at $4.0006. On December 14, 2022 through the open market, the Advisory clients sold 8,040 shares at $3.95. On December 16, 2022 through the open market, the Advisory clients sold 360 shares at $3.82. On December 19, 2022 through the open market, the Advisory clients sold 1,504 shares at $3.82. On December 20, 2022 through the open market, the Advisory clients sold 350 shares at $3.79. On December 20, 2022 through the open market, the Advisory clients bought 1,090 shares at $3.79. On December 21, 2022 through the open market, the Advisory clients sold 11,662 shares at $3.81. On December 21, 2022 through the open market, the Advisory clients bought 5,530 shares at $3.8099. On December 23, 2022 through the open market, the Advisory clients sold 383 shares at $3.73. On December 27, 2022 through the open market, the Advisory clients sold 6,162 shares at $3.6839. On December 28, 2022 through the open market, the Advisory clients sold 6,386 shares at $3.6377. On December 28, 2022 through the open market, the Advisory clients bought 90 shares at $3.655. On December 30, 2022 through the optional stock/cash distribution, the Advisor clients received 16,962 shares at $3.9557. On December 30, 2022 through the optional stock/cash distribution, T. Herzfeld received 20,077 shares at $3.9557. On January 4, 2023 through the open market, the Advisory clients bought 122 shares at $3.71. On January 10, 2023 through the open market, the Advisory clients sold 21,840 shares at $3.8412. On January 13, 2023 through the open market, the Advisory clients sold 9,120 shares at $4.00. On January 19, 2023 through the open market, the Advisory clients sold 13,110 shares at $3.90. On January 19, 2023 through the open market, the Advisory clients bought 1,370 shares at $3.913. On January 27, 2023 through the open market, the Advisory clients sold 30 shares at $4.05. On January 27, 2023 through the open market, the Advisory clients bought 1,148 shares at $4.0557. On January 30, 2023 through the open market, the Advisory clients sold 250 shares at 4.0514. On January 30, 2023 through the open market, the Advisory clients bought 1,464 shares at 4.05.

(d)	The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Thomas J. Herzfeld Thomas J. Herzfeld Chairman

01/31/2023
Date